Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

November 2, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549-7010

USA

Attention: H. Roger Schwall, Assistant Director

By EDGAR Correspondence

File: 316A

Dear Mr. Schwall,

Re: Aurizon Mines Ltd. – Form 40-F for the Fiscal Year Ended December 31, 2008

       File No. 001-31893

We confirm the receipt of your review letter dated October 30, 2009.  You have requested a response to this letter within 10 business days, however due to existing commitments of management and our professional advisors, we will not be able meet this deadline.  We understand that our response should be made in an expeditious manner and accordingly expect to be able to respond by November 24, 2009.

Please do not hesitate to contact me if you have any concerns regarding this proposed response date.

Yours Very Truly,

AURIZON MINES LTD.

Ian S. Walton,
Executive VP & CFO